UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 10, 2022

The Good Earth Organics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30088 Redwood Hwy

Cave Junction, Oregon, 97523

(Full mailing address of principal executive offices)

(541) 592-4855

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share

Series A Preferred Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 3.         Material Modification to Rights of Securityholders.

Amended and Restated Certificate of Incorporation

On January 10, 2022, The Good Earth Organics, Inc. (the “Company”), filed an Amended and Restated Certificate of Incorporation (the “Certificate”). Pursuant to the Certificate, the number of shares authorized was increased from: (A) 29,000,000 million shares, consisting of 22,500,000 million shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 6,500,000 million shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”), with all shares of Preferred Stock being designated as Series A Preferred Stock; to (B) 56,530,000 consisting of 50,000,000 shares of Common Stock, and 6,530,000 shares of Preferred Stock, with 6,500,000 shares of Preferred Stock designated as “Series A Preferred Stock”, and 30,000 shares of Preferred Stock newly designated as Series B Preferred Stock.

Creation of Series B Preferred Stock

Upon the filing of the Certificate, the Series B Preferred Stock was created. The Series B Preferred Stock ranks senior to all Common Stock and pari passu with all other present classes or series of Preferred Stock, and accrues dividends at the rate per annum of $120.00 per share on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, shall be cumulative and shall compound annually; provided, however, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends unless the Board declares, pays, or sets aside any dividends on shares of any other class or series of capital stock of the Corporation.

The Series B Preferred Stock carries a liquidation preference of an amount per share equal to the greater of (i) $1,000 per share, subject to adjustments as set forth in the Certificate, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (as defined in the Certificate).

Upon the occurrence of a Deemed Liquidation Event (as defined in the Certificate), all outstanding shares of Series B Preferred Stock, and all Accruing Dividends thereon, shall automatically be converted into shares of Common Stock at the Series B Conversion Price (as defined in the Certificate) then in effect. In the event a Deemed Liquidation Event occurs prior to the third anniversary of the Issue Date of a Note, the Accruing Dividends on the Series B Preferred Stock issued upon conversion of said Note and to be converted shall be calculated to include the dividends that would accrue for a period of thirty-six (36) months from the issuance of such Note.

The Series B Preferred Stock must be redeemed on the date that is six years from the date of issuance.  For so long as (i) at least $1,000,000 in principal amount of the Notes or shares of Series B Preferred Stock or Common Stock issued upon conversion of $1,000,000 in principal amount of the Notes are owned by the Lead Investors (as defined in the Certificate), the stockholders shall elect one (1) director designated by the Lead Investors, and (ii) at least $5,000,000 in principal amount of the Notes or shares of Series B Preferred Stock or Common Stock issued upon conversion of $5,000,000 in principal amount of the Notes are owned by the Lead Investors, the stockholders shall elect two (2) directors designated by the Lead Investors.

The foregoing description of the Certificate is qualified in its entirety by reference to the full text of the Certificate, a copy of which is attached hereto as Exhibit 2.1, and is incorporated herein in its entirety by reference

Item 8.         Certain Unregistered Sales of Equity Securities.

Convertible Note Purchase Agreement

On January 10, 2022, the Company entered into a Convertible Note Purchase Agreement (the “Agreement”), effective as of January 7, 2022 with Ramguard, LLC and Qubit PE, LLC (collectively, the “Purchasers”), pursuant to which the Purchasers have committed to fund the Company in an amount of up $10.0 million in the form of Convertible Promissory Notes (“Notes”), which such Notes will be issued upon the Company’s execution of a term sheet or letter of intent to acquire another company that is engaged in the business of producing, storing, distributing, marketing or selling organic raw materials, potting soils or nutrients to growers of agricultural products. Upon issuance, the Notes will be convertible into shares of Series B Preferred Stock or Common Stock, pursuant the terms and conditions of the Notes and the Certificate.

The Agreement contains representations, warranties and covenants of the Company and the Purchasers that are customary for a transaction of this nature, including among others, covenants by the Company regarding issuance of capital stock, authority to enter into the Agreement, the Company’s operations, the Company’s rights to its intellectual property, and the investment representations of the Purchasers.

Convertible Promissory Notes

Upon issuance, the Note will carry an interest rate of 12% per annum and matures on the six-year anniversary of the date of the Agreement, unless otherwise converted into Series B Preferred Stock or Common Stock.

Upon the conversion of the Company’s Series A Preferred Stock into shares of Common Stock, the entire outstanding principal amount, together with all accrued but unpaid interest thereon, shall without any action on the part of the Purchaser be automatically converted into and exchanged for shares of Series B Preferred Stock of the Company at a conversion price for each share of Series B Preferred Stock equal to $1,000.00, as adjusted pursuant to the Note .

Upon the occurrence of a Change of Control (as defined in the Note), the entire outstanding principal amount, together with all accrued but unpaid interest thereon, shall without any action on the part of the Purchaser be automatically converted into and exchanged for shares of Common Stock of the Company at a conversion price for each share of Common Stock equal to $1.65, subject to adjustment. In the event a Change of Control occurs prior to the third anniversary of the issuance date of the Note, the accrued but unpaid interest on the principal amount to be converted shall be calculated to include the interest that would accrue for a period of thirty-six (36) months.

At any time prior to the third anniversary of the issuance of the Note, all or any portion of the outstanding principal amount, without any accrued or unpaid interest thereon, may at the election of the Purchaser be converted into and exchanged for shares of Common Stock of the Company at a conversion price for each share of Common Stock equal to $1.16 per share and any and all accrued but unpaid interest on such principal amount shall be cancelled in full. At any time following the third anniversary of the Issue Date, all or any portion of the outstanding principal amount, together with all accrued but unpaid interest thereon, may at the election of the Purchaser be converted into and exchanged for shares of Common Stock of the Company at a conversion price for each share of Common Stock equal to $1.65, as adjusted.

At any time following the third anniversary of the Issue Date of this Note, provided that a Trigger Event (as defined in the Note) has occurred, all or any portion of the outstanding Principal Amount, together with all accrued but unpaid interest thereon, may, at the election of the Company and without any action on the part of the Holder, be converted into and exchanged for shares of Common Stock of the Company at a conversion price for each share of Common Stock equal to $1.65, as adjusted.

The Note contains customary events of default (each an “Event of Default”). If an Event of Default occurs, at the Holder’s election, the outstanding principal amount of the Note, plus accrued but unpaid interest, will become immediately due and payable in cash.

The Agreement and issuance of the Notes, when issued, are exempt from the registration requirements of the Securities Act of 1933, as amended (“Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act. The shares of Series B Preferred Stock and/or Common Stock issuable upon conversion of the Notes, when issued, have not been registered under the Securities Act or any other applicable securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

Investor Rights Agreement

On January 10, 2022, the Company also entered into an Investor Rights Agreement, effective as of January 7, 2022, with the Purchasers. Pursuant to the Investor Rights Agreement, at any time after one hundred eighty (180) days following the effective date of the registration statement for the Company's initial public offering, upon the request of holders of at least 50% of the Registrable Securities (as defined in the Investor Rights Agreement), the Company shall file a Registration Statement on Form S-1, or a Registration Statement on Form S-3, registering such Registrable Securities for resale under such registration statements.

Pursuant to the Investor Rights Agreement, until such time as the Company consummates an initial public offering, or upon the occurrence of a Deemed Liquidation Event (as defined in Investor Rights Agreement) each Major Investor (as defined in the Investor Rights Agreement) shall have a right to: (i) visit and inspect the Company’s properties, examine its books of account and records, and discuss the Company’s affairs, finances, and accounts with its officers; (ii) review certain financial statements and business plans as reasonably requested by the Purchasers; and (iii) prior to the sale of any New Securities (as defined in the Investor Rights Agreement), the Company must first offer such New Securities to the Purchasers.

The foregoing descriptions of the Agreement, form of Note, and Investor Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit 6.1, 6.2, and 6.3, respectively, and each of which is incorporated herein in its entirety by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: January 14, 2022	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Amendment of The Good Earth Organics, Inc.
6.1*	Convertible Note Purchase Agreement, Dated January 7, 2022, between the Good Earth Organics, Inc., Ramguard, LLC and Qubit PE, LLC
6.2*	Form of Convertible Promissory Note
6.3*	Investor Rights Agreement, Dated January 7, 2022, between the Good Earth Organics, Inc., Ramguard, LLC and Qubit PE, LLC

*Certain non-material exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).  The registrant hereby undertakes to furnish supplemental copies of the omitted schedules and exhibits upon request by the SEC.